EXHIBIT (A)(9)

For Immediate Release - National Circuit

Contact:                George Hager (610) 444-6350

     GENESIS ELDERCARE CORP. ANNOUNCES EARLY TERMINATION OF THE
HART-SCOTT-RODINO WAITING PERIOD AND EXTENDS TENDER OFFER FOR COMMON STOCK OF
                THE MULTICARE COMPANIES, INC. TO AUGUST 15, 1997

Kennett Square, PA -- July 17, 1997 -- Genesis ElderCare Corp. announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the filings made in connection with the acquisition of the Multicare Companies, Inc. ("Multicare").

Genesis ElderCare Corp. also announced today that it has extended the period during which its tender offer for shares of common stock of Multicare will remain open to 12:00 midnight, New York City time, on Friday, August 15, 1997, unless further extended. The extension has been made in order to allow for the receipt of governmental approvals the receipt of which are conditions to the consummation of the tender offer. While Genesis ElderCare Corp. expects that these approvals will be obtained, further extensions of the tender offer may be necessary in order to allow time for such approvals to be obtained.

As of the close of business on July 16, 1997, approximately 1.8 million shares of common stock of Multicare had been validly tendered in connection with the tender offer.

Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.

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